news release

Zi Corporation Announces Five Licensing Agreements
in Asia-Pacific

Zi Expands Growing Presence in Asia-Pacific through New Licensing Agreements for Its
eZiText Predictive Text Input Technology

CALGARY, AB, December 13, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has expanded its presence in the Asia-Pacific wireless market. Zi has signed significant licensing agreements for its advanced eZiTextª predictive text input technology with five wireless companies. Located in the People's Republic of China, Malaysia and Korea, the five original equipment manufacturers (OEMs) will integrate eZiText into their own offerings to reduce key presses and enhance the user experience when text messaging.

Under the terms of the agreements, Desay A&V Science and Technology Co. Ltd., Eastern Communications Co. Ltd., Keben Telecom Co. Ltd., M dot Mobile Sdn Bhd and Uniscope Technologies (Shanghai) Co. Ltd. have all licensed eZiText. Desay, Eastern Communications and Uniscope have also licensed Zi's Chinese and English language databases for use with eZiText. Keben Telecom and M Dot Mobile have licensed the predictive text input technology for a variety of languages. The five new OEMs are expected to introduce devices in the market with eZiText embedded throughout 2006.

Industry analyst firm Gartner is predicting that mobile data service revenue in Asia-Pacific will increase from $15.7 billion in 2005 to $35 billion in 2009, with a compound annual growth rate of 22.3 percent. "The Asia-Pacific region has consistently been one of the leading markets for wireless adoption," said Milos Djokovic, chief technical officer and chief operating officer, Zi Corporation. "With the forecasted growth in mobile data revenues, Zi is empowering these five OEMs with the ability to drive increased usage of text messaging applications through the simplification of the user interface."

By escalating its presence in the Asia-Pacific wireless market, Zi is enabling more original equipment and original design manufacturers to enhance the power of their offerings with intuitive user interface technologies. These OEMs can improve the performance and marketability of their offerings, helping gain increased market share and drive wireless subscriber adoption of their services.

About eZiText

Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary. eZiText is available in and supports 48 unique language databases.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap® for intelligent multi-tap entry, Decumaª for natural handwriting recognition and the new Qix® service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 948 6901
brian@gbcspr.com / bethany@gbcspr.com